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Exhibit (a)(5)(E)

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

JAMES CRONK and FRANK ERNESTO,	)
Individually and On Behalf of	)
All Others Similarly Situated,	)
)
Plaintiffs,	)	C. A. No.
)
)
vs.	)
)
JERRY D. CAMPBELL, WILLIAM G. DAVIS,	)
LOUIS E. LATAIF, EDWARD C. LUMLEY,	)
JIM McALPINE, WILLIAM J. MENEAR,	)
GINO RONCELLI, BRIAN V. TOBIN,	)
FRANK STRONACH,	)
MAGNA ENTERTAINMENT CORP.	)
and MI DEVELOPMENTS, INC.,	)
)
Defendants.	)

CLASS ACTION COMPLAINT

        Plaintiffs allege upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

INTRODUCTION

        1.     This is a shareholders' class action brought to address the wrongful conduct directed at the public shareholders of Magna Entertainment Inc. ("Magna" or "the Company") by Magna's majority shareholder, which is seeking to acquire all outstanding shares of Magna it does not own for inadequate and unfair consideration.

THE PARTIES

        2.     Plaintiff James Cronk has been the owner of 13,000 Magna Class A common shares since prior to the wrongs herein complained of and continuously to date. Mr. Cronk is an owner of race horses and active in the industry.

        3.     Plaintiff Frank Ernesto has been the owner of 9,000 Magna Class A common shares since prior to the wrongs herein complained of and continuously to date.

        4.     Magna is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal offices at 337 Magna Drive, Ontario, Canada. Magna is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Its business is comprehensive and growing.

          a.     Magna currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, one racetrack which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks.

          b.     In addition, Magna operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai.

          c.     Magna owns and operates HorseRacing TV, a television network focused on horse racing that initially launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV is currently carried on cable systems in ten states, with approximately 1.4 million subscribers.

          d.     Magna is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV. RTN, in which the Company has a one-third interest, was formed to telecast races from Magna's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers.

          e.     Magna also owns and operates production facilities in Austria and North Carolina for Streufex, a straw-based horse bedding product;

          f.      Magna owns a significant real estate portfolio which includes two golf courses and related recreational facilities as well as three residential developments in various stages of development in Austria, the United States and Canada.

          g.     Magna distributes live racing content to approximately 1,000 off-track and inter-track venues, including other racetracks, OTB facilities and casinos in the United States, Canada, Mexico, the Caribbean, the United Kingdom and Austria. Magna has stated its intention to expand the distribution of this content in these markets and, to the extent permitted by various regulatory regimes, in additional markets, particularly emerging electronic media-based markets, such as wagering via interactive television and the Internet.

          h.     Magna has recently developed RaceON TV, a new service based near Vienna, Austria that produces and broadcasts simultaneous televised coverage of North American horse races and other racing content directly to racetracks and off-track wagering operations outside of North America. RaceON TV commenced operations during the first quarter of 2004.

          i.      The Company's growth has been rapid. Since December 1998, Magna has acquired seven large racetrack operations in North America: Santa Anita Park near Los Angeles, Gulfstream Park near Miami, Golden Gate Fields and Bay Meadows near San Francisco, Lone Star Park at Grand Prairie near Dallas, and The Maryland Jockey Club, which operates Laurel Park, situated between Washington, D.C. and Baltimore, and Pimlico Race Course in Baltimore, home of the Preakness Stakes, the middle jewel in thoroughbred racing's Triple Crown.

          j.      Magna has also acquired the racetrack operations of The Meadows near Pittsburgh, Thistledown near Cleveland, Remington Park in Oklahoma City, Great Lakes Downs in Muskegon, Michigan, Portland Meadows near Portland, Oregon, Multnomah Greyhound Park also near Portland, Oregon and Flamboro Downs near Toronto.

          k.     Magna owns all the land on which these racetracks are located, with the exception of Bay Meadows, Lone Star Park at Grand Prairie, Remington Park, Portland Meadows (in which it owns a minority interest in the land) and Multnomah Greyhound Park where its leases the land from third parties. These acquisitions have enabled Magna to secure the ownership rights to what is believed to be some of the highest quality and most popular live horse racing content in North America, based on standard industry measures, such as total handle, average daily attendance and average daily wagering, both on and off-track.

          l.      In conjunction with racetrack operations, Magna owns and operates thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area, facilities such as these will provide the Company with a competitive advantage by helping us to attract additional high-quality horses to its racetracks and to expand the field sizes at those tracks.

          m.    The Company has vast amounts of real estate, with significant projects under development. Development real estate includes: approximately 609 acres of land in Ebreichsdorf, Austria, located approximately 20 miles south of Vienna, Austria, on which the Company has almost completed development of a horse racetrack and gaming facility. Magna's other development real estate, which is largely undeveloped, includes approximately 110 acres of land in Oberwaltersdorf, Austria, also located approximately 20 miles south of Vienna; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 435 acres of land in Ocala, Florida; approximately 157 acres of land in Palm Beach County, Florida, adjacent to the Palm Meadows training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of the Company's golf courses, which is currently under development as a residential community.

          n.     The Company continues to grow. In 2002, Magna purchased FEX ÖÖKO Faserverarbeitungs-GMBH ("FOF"), an Austrian company which manufactures and sells Streufex, a straw-based horse bedding product. With the purchase of FOF, the Company acquired a Streufex manufacturing plant in Neusied/Zaya, Austria. During the first quarter of 2004, the Company introduced Streufex to the North American market. In 2003, it purchased property in Lumberton, North Carolina on which it built a Streufex manufacturing facility. The Lumberton facility commenced operations in the first quarter of 2004. On August 22, 2003, Magna acquired a 30 percent equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. The Company has almost completed development of a horse racetrack and gaming facility near Vienna, Austria, called Magna Racino, which is scheduled to commence operation of its first live race meet in April 2004. Magna has also applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where the Company has plans to develop a new racetrack, subject to regulatory and other approvals.

          o.     In addition, on April 23, 2004, the Company announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet.

          p.     The Company is planning for the future in developing new racetrack sites. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan which may serve as the site of the proposed racetrack. The Company is currently discussing terms of a potential long-term lease of such land with MID. In addition, the Company is actively seeking a developer or strategic partner for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of its premier racetracks.

        5.     Defendant MI Developments, Inc. ("MID") owns or controls 100 percent of the Company's Class B Stock and 16.5 percent of the Company's Class A Stock, representing a 96.6 percent voting interest, and a 62 percent equity interest in the Company. MID maintains its principal offices at 455 Magna Drive, Ontario, Canada.

        6.     Defendant Frank Stronach is Chairman of the Company's Board of Directors and its founder. Mr. Stronach also is the Chairman of the Board and founder of MID.

        7.     Defendant Brian V. Tobin is Vice Chairman of the Company's Board of Directors. Mr. Tobin also is the Chief Executive Officer of MID.

        8.     Defendant Jim McAlpine is President and Chief Executive Officer and a director of the Company.

        9.     Defendant Jerry D. Campbell is a Director of the Company and formerly served as the Company's President and Chief Executive Officer.

        10.   Defendant Edward C. Lumley is a Director of the Company and a Director of Magna International, Inc., which was founded by defendant Stronarch.

        11.   Defendant William G. Davis is a Director of the Company and a Director of MID. Mr. Davis was also a Director of Magna International, Inc. from 1985 until 2003.

        12.   Defendant William J. Menear, Louis E. Lataif, and Gino Roncelli are Directors of the Company.

        13.   MID is the controlling shareholder of the Company and owes fiduciary duties to the Company's shareholders. The individual defendants, as officers and/or directors of the Company, likewise stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Magna the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

        14.   Plaintiffs bring this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

        15.   This action is property maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. There are approximately 40.8 million Magna Class A shares outstanding owned by hundreds, if not thousands, of holders other than MID and its affiliates.

        16.   There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Magna in violation of the laws of the State of Delaware in order to enrich MID at the expense and to the detriment of plaintiffs and the other public stockholders who are members of the Class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiffs and the other members of the Class; and (d) whether the Class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

        17.   Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs will fairly and adequately represent the Class.

        18.   Defendants have acted in a manner which affects plaintiffs and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

        19.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Overview of the Horse Racing Industry

  Pari-Mutuel Wagering

        20.   Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers, called a mutuel pool, and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gaming, the customers bet against each other, and not against the operator, and therefore the operator bears no risk of loss with respect to any wagering conducted. The pari-mutuel operator retains a pre-determined percentage of the total amount wagered, called the takeout, on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage retained by the pari-mutuel operator, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in a track's races. Pari-mutuel wagering on horse racing is the largest form of pari-mutuel wagering, and it is currently authorized in over 40 states of the United States, all provinces of Canada and approximately 100 other countries around the world.

Recent History

        21.   Over the past 20 years, live attendance at horse racetracks in the United States has declined substantially due to a number of factors, including the growth in off-track wagering; increased competition from other forms of gaming and leisure entertainment; the attrition of the racing industry's traditional customer base; the lack of, or deterioration in, the quality of live racing events at many racetracks; and the inability of racetrack operators to broaden the appeal of wagering on horse racing. Declines in live attendance have resulted in an overall decline in the amount of money wagered on-track on horse racing, which has exacerbated the problem of producing high-quality live wagering events and in developing entertaining racetrack facilities.

        22.   In the early 1990s, the introduction of off-track and inter-track wagering became more prevalent and reversed the decline in the total amount of dollars wagered on horse racing. The rise of off-track and inter-track wagering has resulted in a significant increase in total industry revenues, and the creation of larger pools of wagers on horse races at certain racetracks. This has more than offset the decline in live on-track wagering due to declining live attendance. The larger pools of wagers have produced larger purses, which have resulted in higher-quality racing events and an increased interest in horse racing and pari-mutuel wagering. Subsequently, the financial performance of many of the premier racetracks in the United States has improved.

The Growth in Off-track and Inter-track Wagering

        23.   Pari-mutuel wagering on thoroughbred horse racing in the United States increased from $9.6 billion in 1993 to $15.2 billion in 2003, according to The Jockey Club. This increase resulted primarily from the growth of off-track and inter-track wagering, which has grown by approximately 53% from $8.7 billion in 1996 to $13.3 billion in 2003. Simulcasting live racing events to off-track and inter-track venues has been facilitated by technological advances and the introduction of legislative changes.

        24.   Simulcasting is the process of transmitting the audio and video signal of a live racing performance, referred to as the content, from one facility to other locations or venues where wagering on such content is permitted. Simulcasting provides racetracks with the opportunity to increase revenues by exporting their live racing content to as many wagering locations as possible, such as other racetracks, OTB facilities and casinos, and by importing racing content from other racetracks.

        25.   Revenues are increased because simulcasting provides racetracks that export their live content with additional customers in multiple locations who would not have otherwise been able to place wagers on the live racing event. Similarly, simulcasting provides operators of wagering venues who import content from other racetracks with more product upon which their customers can place wagers. Providers of live racing content who export their content to other venues generally charge these venues a percentage of all monies wagered on their content, while operators of pari-mutuel wagering venues that import racing content retain a pre-determined percentage of all amounts wagered at their facility on the imported content. Because the competition for time slots is relatively intense, the growth of simulcasting has been particularly beneficial to the operators of premier racetracks, which tend to offer higher quality racing, with larger fields and higher purses. Conversely, operators of smaller or lesser quality racetracks have historically benefited less from export simulcasting of their content, due to a lack of demand for their content.

        26.   In the Company's 10-K for the year ending December 31, 2003, Magna characterized itself as "well positioned to participate in the future growth of off-track, inter-track and account wagering as both a leading exporter and importer of live racing content."

        27.   Based on revenue, Magna is North America's number one owner of horse racetrack and related wagering operations, and is engaged in a number of emerging businesses expected to experience extraordinary growth. Many states are now adopting what is known as "alternative gaming legislation," which would provide for the placement of slot machines at various nontraditional venues, including horse tracks. Under such legislation, companies such as Magna are permitted to operate racetracks combined with mini-casinos in entertainment complexes known as "racinos." Magna has devoted considerable time and energy to positioning itself to compete in the racino industry, which is only just beginning to emerge as an increasing number of states pass legislation allowing for alternative gaming. Magna also owns or leases parcels of prime real estate which are underutilized, and slated for development, including a mixed use retail, residential and entertainment project in Florida. In sum, Magna's investments in these opportunities are just starting to bear fruit, and can be expected to power the rapid expansion of its business.

        28.   On July 12, 2004, Magna's majority shareholder, defendant MID, announced that it had offered to acquire all of the shares of common stock of the Company not held by MID and its affiliates. Under the proposed transaction, the Company's public shareholders would receive $1.05 in cash and 0.2258 of a MID Class A Subordinate Voting share for each Class A Magna share. The total consideration is approximately $7.00 per share and the total value of the proposed transaction based on the 40.8 million public shares presently outstanding is approximately $286 million.

        29.   Thereafter, Magna announced that it had been advised by MID of its intention to make an unsolicited offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna not currently owned by MID. It was further announced that a special committee of Magna directors comprised of Jerry D. Campbell, Louis E. Lataif, William J. Menear and Gino Roncelli, had been formed to evaluate the offer and to make recommendations to the Magna Board of Directors concerning the appropriate response in the circumstances. It was further reported that the Special Committee engaged RBC Capital Markets to act as its financial advisor.

        30.   The true value of the Company's assets is not reflected in MID's offer. For instance, Magna currently has substantial holdings of excess racing real estate, revenue-producing non-racing real estate and non-core real estate in excess of that needed to support its racetrack operations. The aggregate net book value of these excess racing real estate assets as of December 31, 2003 was approximately $187.1 million. Included in this excess racing real estate is land adjacent to several racetracks, Santa

Anita Park, Gulfstream Park, Lone Star Park, Laurel Park and Pimlico Race Course, totaling approximately 314 acres. It is likely that the market value over time will greatly exceed the book value of these properties. Having made the large investments and acquisitions necessary to effect dominance of the market, the Company is poised to reap significant rewards form these efforts. Public shareholders of Magna Class A stock would be excluded from realizing the value of these benefits under MID's current offer.

        31.   MID has timed this transaction to take advantage of recent declines in Magna shares. While Magna stock traded well in excess of the offering price in much of 2002, thereafter, due to market conditions, Magna stock declined significantly in 2003. While revenue and earnings declined in 2003, the company has substantially solved its problem and revenues have rebounded significantly.

        32.   By making the offer now, MID has capped the market price of Magna, preventing it from rising to levels consistent with its investment and future opportunities.

        33.   The consideration of $7.00 per share to be paid to Class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of Magna is materially in excess of $7.00 per share, giving due consideration to the prospects for growth and profitability of Magna in light of its business, earnings and earnings power, present and future; (b) the $7.00 per share price offers an inadequate premium to the public stockholders of Magna; and (c) the $7.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by MID to "cap" the market price of Magna stock, as part of a plan for MID to obtain complete ownership of Magna, its assets and businesses at the lowest possible price. Specifically, Magna's potential racino properties in Maryland and Pennsylvania alone have reportedly been projected to represent an additional $150 million in EBITDA to the Company going forward. This would suggest that a fair price would be double or more than what has been presently offered. During a conference call held on July 13, 2004 by MDI, angry Magna shareholders denounced the offer as "opportunistic," "rather skimpy" and unfairly timed to take advantage of Magna's public shareholders just as its long-term plans are "finally coming to fruition." Even MID has conceded that its bid is motivated by Magna's prospects in the alternative gaming arena, and its "compelling real estate opportunities."

        34.   The transaction is an attempt by MID to profit at the expense of Magna's public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiffs and the other members of the Class their right to share proportionately in the future success of Magna and its valuable assets, while permitting MID to benefit wrongfully from the transaction. This is especially the case here where the investments in Magna's future have been made, and the Company should enjoy record income in the near future.

        35.   MID as majority shareholder has selected all of the Magna Directors to be directors, and has elected the entire Magna Board of Directors. Accordingly, it has the power to and in fact dominates and controls the Magna Board of Directors. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit MID at the expense of Magna's public shareholders.

        36.   Because of MID's stock ownership, no third party, as a practical matter, can attempt any competing bid for Magna, as the success of any such bid would require the consent and cooperation of the MID and its affiliates.

        37.   Plaintiffs and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Magna's public shareholders in a proposed transaction which will benefit MID at the expense of the public shareholders of the Company.

        38.   Plaintiffs and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiffs demand judgment against defendants, jointly and severally, as follows:

          a.     Certifying this action as a class action and plaintiffs as the Class representatives and plaintiffs' counsel as Class counsel;

          b.     Enjoining, preliminarily and permanently, the transaction complained of herein;

          c.     If the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction or granting the Class rescissory damages;

          d.     Directing that defendants account to plaintiffs and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          e.     Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and experts; and

          f.      Granting plaintiffs and the other members of the Class such other and further relief as may be just and proper.

Dated: July 22, 2004	CHIMICLES & TIKELLIS LLP

/s/  A. ZACHARY NAYLOR
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
Brian D. Long (#4347)
A. Zachary Naylor (#4439)
One Rodney Square
P.O Box 1035
Wilmington, DE 19899
(302) 656-2500
Attorneys for Plaintiffs
OF COUNSEL:
Laurence D. Paskowitz, Esq. PASKOWITZ & ASSOCIATES 60 East 42nd Street 46th Floor New York, NY 10165 212-685-0969
Roy L. Jacobs, Esq. ROY JACOBS & ASSOCIATES 60 East 42nd Street 46th Floor New York, NY 10165 212-867-1156

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  Exhibit (a)(5)(E)